Exhibit 11.1

INTERNATIONAL COAL GROUP, INC.

STATEMENT REGARDING COMPUTATION OF PER SHARE EARNINGS

(DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)

	Year ended December 31, 2007	Year ended December 31, 2006	Year ended December 31, 2005
Basic Earnings Per Share
Net Income (Loss) Available to Common Stockholders	$(147,034)	$(9,275)	$31,825
Weighted-Average Shares of Common Stock	152,304,461	152,028,165	111,120,211
Basic Earnings Per Share	$(0.97)	$(0.06)	$0.29

Diluted Earnings Per Share
Net Income (Loss) Available to Common Stockholders	$(147,034)	$(9,275)	$31,825
Weighted-Average Shares of Common Stock and Other Potentially Dilutive Securities Outstanding:
Common Stock	152,304,461	152,028,165	111,120,211
Incremental Shares Under Stock Compensation Plans and Issuable Upon Conversion of Convertible Notes(1)	—	—	41,076

Total	152,304,461	152,028,165	111,161,287

Diluted Earnings Per Share	$(0.97)	$(0.06)	$0.29

(1)	Includes the incremental effect of stock options outstanding computed under the treasury stock method, as applicable.